Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MAY 2022	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi: First Quarter 2022 Financial Results and Shareholder Letter

First Quarter 2022 Highlights

  1Q 2022 Invoiced Sales Increased 16.8% Compared to 1Q 2021 and 43.7% Compared to 1Q 2020
  Written Orders in 1Q 2022 of €111.5 Million, 35.4% Above 1Q 2021 and 50.7% Above 1Q 2020
  Gross Margin of 34.3%, Compared to 36.2% in 1Q 2021 and 34.2% in 1Q 2020. 1Q 2022 Margin Impacted by Rising Raw Materials and Energy Costs
  Operating Profit of €1.5 Million, Compared to an Operating Profit of €3.3 Million in 1Q 2021, Which Benefitted From an Extraordinary One-Off €2.8 Million COVID-Related Public Support. 1Q 2022 Operating Profit of €1.5 Million Compares With an Operating Loss of €4.9 Million in 1Q 2020
  Cash of €51.2 Million as of March 31, 2022, Compared to €53.5 Million as of December 31, 2021 and €48.2 Million as of December 31, 2020

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 27, 2022--Natuzzi S.p.A. (NYSE: NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”) today reported its unaudited financial information for its first quarter ended March 31, 2022.

Pasquale Natuzzi, Chairman of the Group commented: “The demand of our branded products in the first quarter has been robust. At the same time, the context around us invites to be extremely prudent. Generalized inflation, persisting supply-chain disruptions and the conflict in Ukraine provide multiple challenges to our supply chain. Recently, we saw the consumer developing a more prudent attitude. Our CEO and the management team are constantly monitoring the overall situation to navigate through these challenging times. The recent approval of a new incentive stock-option plan as well as the appointment of an independent Director, Gilles Bonan, former CEO of Roche Bobois with more than 20 years of experience in the furniture sector, demonstrate our determination to create a stronger governance and a committed management to reach our long-term goals.”

Antonio Achille, CEO of the Group commented: “Our first quarter revenues increased 16.8% vs 2021 and we continued improving the quality of the sales with the increase of weight of our branded business. During the 1Q 2022, total written orders increased double-digit versus the three prior years, mainly driven by the branded business which represented 89.6% of total written orders, compared to 83.1% and 83.9% in the same quarter of 2021 and 2020, respectively. The shift towards the brands is an important element in our quest to improve margins.

Since the month of April, we are seeing a more prudent approach of consumers, mainly because of the current global uncertainty. The written orders of the first 19 weeks of the year ended +19.9% above last year same period, but the more prudent attitude of the consumer is recently determining a lower traffic in our retail and in the stores of our wholesale partners.

The current geopolitical and business environment continues to be uncertain. Generalized inflation, increased costs of raw materials and transportation shortages, as well as the war in Ukraine, are challenging our industrial and supply-chain operations, thus curbing our ability to add more deliveries during the quarter.

The persistent rising trend in the cost of raw materials remains one of the key concerns. Components in our production, including leather, wood, iron, aluminum, steel, cardboard packaging and polyethylene, as well as energy costs, have been subject to price increases. During the 1Q we have applied further price-list adjustments on our products to mitigate this inflationary pressure. However, there is generally a time lapse between the moment a written order is confirmed and the time in which it is programmed, manufactured and delivered to the final customer. Therefore, we expect our price-list adjustments will be apparent in our margins towards the end of the second quarter, when written orders collected begin on average to be translated into invoiced sales.

Pressures on margins also came from transportation costs, which remain at unusually high levels, also as an effect of the ongoing conflict which has caused an increase in the fuel cost and the closing of some routes, as the one on the Black Sea.

Our purchasing team continues to monitor the developments in the raw materials market daily to counterbalance the adverse impact from supply-chain disruptions so to secure a more stable flow of supplies. We are also scouting new vendors located in more stable geographic areas and finding new suppliers closer to our European plants to reduce inventory levels, transit-time of production inputs and the risk of slowing down our production schedule. For example, we have just recently started to move some of our top selling fabrics supplies from China to Turkey, thus reducing the transit time from 4-5 weeks to less than one week.

The combined effect of continued positive demand of our products in 1Q 2022 and supply-chain disruptions explains a higher-than-usual level of order portfolio backlog, which currently stands at €111.5 million, compared to €114.4 million at the end of 2021 and €103.3 million at the end of 2020. We have been programming extra shift work hours in the Group’s plants to increase production rate and provide our customers with a better level of service. With the same goal of increasing production and delivery rates, we are increasing the outsourcing of the production of our unbranded products.

The strength of our two brands and the transparency with our customers on the likelihood of extended delivery times, have enabled us to keep the cancellation rate at negligible levels.

As for the ability to serve our demand, it is important to share that, since the beginning of April, we have been affected by the rigorous lockdown imposed by local Chinese authorities in response to the resurgence of COVID-19 in some regions, including Shanghai where our own factory, that produces Natuzzi Editions products chiefly for APAC region and parts of North America, is located.

Production at the Natuzzi China factory represents up to €8 million of revenue on average per month, thus these limitations will be significantly impacting our expected production volumes for the second quarter of this year.

Restrictions have been gradually lifting since the start of May. More specifically, at the beginning of May, officials of the Shanghai region allowed a limited number of our workers, initially about 20% of the workforce, and more recently up to 30%, to return to work in the factory. On 27th May, the Chinese authorities reviewed the Covid-19 restrictions again: by June 1st, our Shanghai factory will be able to have up to 85% of its total workforce in the factory. Provided that regulations will not worsen again, this will help us to significantly restore production levels starting from June. However, we expect our second quarter results to be impacted because of the limitations affecting our factory in Shanghai.

We are constantly monitoring the situation together with local Chinese officials. At the same time, we are exploring production alternatives with other plants in Asia, principally Vietnam, where we have established operations.

We continue executing on our transformation of the Group into retail and brand. With the aim to accelerate the commercial expansion of the Natuzzi brands in the Rest of APAC region, a market with attractive opportunities for us, we recently signed a partnership with a leading listed Vietnamese company in the furniture sector, that acquired a 20% stake in our subsidiary, Natuzzi Singapore, for a total cash consideration of USD 5.4 million. We are firmly convinced that we will benefit from joining forces with our partner, not only in the Brand/Retail business but also in the contract segment. With our partner we are also exploring ways to increase our production capabilities in Vietnam.

***

Our team is highly focused on identifying and implementing solutions to navigate the current market context. We remain committed to our long-term strategic plans which includes: i) grow faster than our reference market; ii) continue improving product mix, toward the higher-margin, branded portion of our business; iii) progressively expand our retail network, both directly operated and franchised stores; iv) increase the efficiency of our production plants, by reducing complexity and applying the latest, innovative lean production processes, and v) increase focus on working capital management and value creation.

The transformation of the Group’s into a life-style brand can be led and executed only by a committed group of talented people, who have their interests coinciding with those of the Company and its shareholders. For this reason, and to accelerate such transformation, earlier this month, the Board of Directors approved the guidelines of a new stock option plan (the “Plan”), for certain Group’s managers and Directors, subject to the continuation of their relevant working relationship with the Company and the achievement of performance targets as determined by the Board. This Plan should improve the Company’s ability to attract, retain and motivate people who are expected to contribute to creating value for the Company’s shareholders over the years covered by the Plan.

Lastly, we recently strengthened our corporate governance with the addition of a Non-Executive Director, Mr. Gilles Bonan, to the Company’s Board of Directors, which is now comprised of four independent Directors. We are delighted to welcome Mr. Bonan, whose long-term professional experience, including his role as CFO and then CEO of Roche Bobois and, more recently, as a consultant in strategy for lifestyle companies and private equity funds, will surely contribute significant value to the Board. The entire Board and I are looking forward to working with him.”

1Q 2022 CONSOLIDATED REVENUE

1Q 2022 consolidated revenue amounted to €118.5 million, an increase of 16.8% from €101.5 million in 1Q 2021.

Excluding “other sales” of €4.7 million, 1Q 2022 invoiced sales from upholstered and other home furnishings products amounted to €113.8 million, an increase of 16.0% compared to 1Q 2021.

To provide a better understanding of the different growth drivers of our operating model, invoiced sales from upholstered and other home furnishings are hereafter described according to the main dimensions of the Group’s business:

  A: Branded/Unbranded Business
  B: Key Markets
  C: Distribution

A. BRANDED/UNBRANDED BUSINESS

The Group operates in the branded business (with the Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and the unbranded business, the latter with collections dedicated to large-scale distribution.

A1. Branded business. Within the branded business, Natuzzi is pursuing a dual-brands strategy:

i) Natuzzi Italia, our luxury furniture brand, offers products entirely designed and manufactured in Italy and targets an affluent and more sophisticated global consumer with a highly inspirational collection that is largely the same across all our global stores to best represent our Brand. Natuzzi Italia products are almost exclusively sold in mono-brand stores (directly operated or franchises).

ii) Natuzzi Editions, our contemporary collection, offers products entirely designed in Italy and produced in different plants strategically located to best serve individual markets (mainly China, Romania, Brazil). Natuzzi Editions products are distributed in Italy under the brand Divani&Divani by Natuzzi. The store merchandising of Natuzzi Editions, starting from a common collection, is tailored to best fit the opportunities of each market. The Natuzzi Editions products are sold primarily through galleries and selected mono-brand franchise stores.

In 1Q 2022, Natuzzi’s branded invoiced sales amounted to €98.6 million, an increase of 14.7% compared to 1Q 2021.

The Company confirms its strategic plan to grow mainly with the branded part of the business by extending its retail presence primarily in strategic markets, such as the US, China and selected countries in Western Europe, where we already have a commercial organization in place.

The following is the contribution of each Brand to 1Q 2022 invoiced sales:

  Natuzzi Italia invoiced sales amounted to €41.5 million, an increase of 12.3% compared to 1Q 2021.
  Natuzzi Editions invoiced sales (including invoiced sales from Divani&Divani by Natuzzi) amounted to €57.1 million, an increase of 16.6% compared to 1Q 2021.

A2. Unbranded business. Invoiced sales from our unbranded business amounted to €15.2 million, an increase of 25.3% compared to 1Q 2021, thanks to the increased deliveries to the North American market of products manufactured by our industrial partner in Vietnam. During 1Q 2022, our outsourced operations in Vietnam more than doubled the production compared to 1Q 2021, as they fully resumed the industrial operations after the lockdown suffered in the prior year.

The Company’s strategy is to focus on selected large accounts and serve them with a more efficient go-to-market model.

B. KEY MARKETS

Here below a breakdown of 1Q 2022 upholstery and home-furnishings invoiced sales compared to 1Q 2021, according to the following geographic areas.

	1Q 2022	1Q 2021	Delta €	Delta %
North America	35.0	26.4	8.5	32.3%
Greater China	14.7	12.9	1.8	14.2%
West & South Europe	36.8	30.9	5.9	19.0%
Emerging Markets	13.1	15.4	(2.3)	(14.7)%
Rest of the World*	14.2	12.5	1.7	14.0%
Total	113.8	98.1	15.7	16.0%
Figures in €/million, except percentage
*Include South and Central America, Rest of APAC.

The performance of invoiced sales in the Emerging Markets is mostly the result of the impact that the war had on our retail and commercial operation in Ukraine and Russia.

C. DISTRIBUTION

During 1Q 2022, the Group distributed its branded collections in 98 countries, according to the following table.

	Direct Retail	FOS**	Galleries**	Total Mar. 31, 2022
North America	12	8	196	216
West & South Europe	35	98	132	265
Greater China	24(1)	332	─	356
Emerging Markets	─	72	138	210
Rest of the World	16*	82	85	183
Total	87	592	551	1,230
* It includes 11 Natuzzi Concessions (store-in-store points of sale) directly managed by the Mexican subsidiary of the Group.
** Managed by independent partners.
(1) All directly operated by our Joint Venture in China. As the Natuzzi Group owns a 49% stake in the Joint Venture, we consolidate only the sell-in from such DOS.

During 1Q 2022, Group’s direct retail invoiced sales amounted to €18.6 million, an increase of 23.0% compared to 1Q 2021, mainly due to the continued positive momentum in our DOS located in the U.S. (+50.8% compared to 1Q 2021).

In 1Q 2022, invoiced sales from franchise stores amounted to €41.4 million, an increase of 22.4% compared to 1Q 2021.

We continue executing our strategy to become a Brand Retailer and improve the quality of our distribution network. The weight of Retail (DOS and FOS) on total upholstered and home furnishings business in 1Q 2022 was 52.7% compared to 49.9% in 1Q 2021.

During the first three months of 2022, we added 19 FOS to our distribution network, of which 16 located in China, 2 in the US and one in Italy.

The Group also sells its products through the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores, as well as mass distributors selling unbranded products. During 1Q 2022, invoiced sales from the wholesale channel amounted to €53.8 million, an increase of 9.5% compared to 1Q 2021. The Company will strategically continue to improve the quality of its distribution as it intends to decrease the presence in the wholesale distribution to favor the retail channel, so to exert a better control on the distribution of its branded products in terms of merchandising, advertising and pricing, coherently with the values and the positioning of the Natuzzi brands.

1Q 2022 GROSS MARGIN

In 1Q 2022, we had a gross margin of 34.3%, as compared to 36.2% in 1Q 2021, mainly as a result of continued rising raw materials prices and energy costs, that more than offset the improved sales-mix in the quarter and pricelist revision applied early in the year to mitigate inflationary pressure. As the pricing adjustments on our products are reflected in the delivered sales and not when a written order is confirmed by the customer, and since it takes up to 4 months for an order to be programmed, manufactured and then delivered to the final customer, then during times of high inflation, as the one we have been experiencing, we have difficulties in enacting price increases on our products as fast as we have incurred them from our raw material suppliers.

The Company continued to review its pricelists for written orders received in 1Q 2022, which, for what just said, will start to become effective on revenue from the last month of the second quarter. We remain vigilant in finding alternative solutions to mitigate this inflationary pressure on gross margin, as we do not see yet signs for a reverting trend in the cost of materials and energy.

1Q 2022 OPERATING EXPENSES

During 1Q 2022, operating expenses (which include selling expenses, administrative expenses, other operating income/expenses, and the impairment of trade receivables) were €39.1 million (or 33.0% on revenues), increasing from €33.5 million (or 33.0% on revenues) in 1Q 2021.

In particular, in 1Q 2022 transportation costs were 11.9% of revenue as compared to 11.5% in 1Q 2021 as a result of a continued spike in transportation costs and a different geographic mix.

COMPARABILITY OF 1Q 2022 OPERATING RESULT VS 1Q 2021

During 1Q 2021, the Group benefitted from the salary and wage subsidy program introduced by the different countries, Italy in particular, as well as in some European countries, as part of public support measures extended to manufacturers in response to the COVID-19 pandemic. Such governmental measures allowed the Group to pay temporarily laid-off workers and employees a reduced salary or wage for a certain period, included 1Q 2021, and were recorded as a reduction in the labor costs within the cost of sales, selling expenses and administrative expenses.

As the vaccination campaigns have begun to prove effective, such COVID-19 related support measures were not confirmed in 2022 by governments in Italy and Europe. The benefits received by the Group in 1Q 2021 for such measures were approximately €2.8 million. The operating result in 1Q 2021 was positively affected by these interventions which were not renewed in 1Q 2022.

UPDATE ON COVID-19 FOR OUR CHINESE OPERATIONS

The COVID-19 related restrictions, that have been in force in Shanghai since the beginning of April 2022, following a record-breaking level of contagion in the region during the first part of the year, have been affecting the Group’s manufacturing and logistics operations of Natuzzi (China) Ltd (“Natuzzi China”), a subsidiary wholly owned by the Company, by limiting its workers and employees from accessing its facility and therefore curbing the ability to manufacture new products and deliver finished goods to customers. The same restrictions have also resulted in the closure of 18 points of sales in the Shanghai district, whose sell-in contribution to the Group is not significant, as they represent less than 1% of the consolidated revenue.

Natuzzi China, located in the Shanghai district, is the Group’s factory that manufactures upholstery products for the APAC and North American markets. This factory, under standard condition, can generate about €8 million on average of revenue per month. In 2021, 26.2% of the consolidated revenue of upholstery furniture come from Natuzzi China. The stop in production of Natuzzi China does not relate to the Company’s Natuzzi Italia brand, which is completely manufactured in Italy.

Following the improvement in the general sanitary conditions, our representatives of Natuzzi China were informed by the local authorities that, starting from the beginning of May and after meeting certain sanitary conditions, a limited number of workers, initially about 20% of the entire Natuzzi China workforce, recently incremented to about 30%, were allowed to return to work so to resume operations in the factory, currently at about 30% of its production capacity.

From June 1st, 85% of workers will be allowed to return to work, thus enabling our Shanghai factory to increase its operational rate. Still, we expect the Group’s revenue for the quarter beginning in April 2022 to be significantly affected.

The Group has started evaluating alternative solutions to manufacture written orders by leveraging on our global industrial footprint or external producers, such as our partner in Vietnam, even if we are aware that it takes time to adjust the supply and logistics aspects accordingly.

DEVELOPMENT OF THE PARTNERSHIP IN THE REST OF APAC REGION

Following the preliminary agreement entered into in 2021 with Truong Thanh Furniture Corporation (“TTF”), a company incorporated under the laws of the Republic of Vietnam, to form a partnership aimed at strengthening the Natuzzi Group’s operations in the APAC region, Greater China excluded (“Rest of APAC”), TTF obtained all the applicable authorization by the relevant Vietnamese authorities and acquired a 20% stake in Natuzzi Singapore PTE. LTD (“Natuzzi Singapore”), for a total cash consideration of $5.4 million in favor of Natuzzi Singapore.

As a result of the above, Natuzzi S.p.A. owns 74.4% of Natuzzi Singapore, TTF owns 20% whereas the other minority shareholder, Mr. Richard Tan, owns 5.6% of the share capital.

Natuzzi Singapore will be now our platform to develop commercially the Natuzzi Brands in the Rest of APAC Region and accelerate our presence in the contract business, a very interesting opportunity in the Region. This joint venture will be supporting also the enhancement of the Vietnamese factories, which serve as outsourcer for the production of Natuzzi products.

BALANCE SHEET AND CASH FLOW

During 1Q 2022, €3.1 million of net cash were used in in operating activities as a result of:

  profit for the period of €1.3 million;
  adjustments for non-monetary items of €5.7 million, of which depreciation and amortization of €5.3 million;
  (€8.2) million of cash used due to higher working capital needs to support the increased business, of which (€5.6) million for inventory and (€10.7) million for trade and other receivables, partially offset by higher advance payments from customers.
  interest and taxes paid of (€2.0) million.

During 1Q 2022, (€2.2) million of cash were used in investing activities, as a result of (€3.3) million of cash invested in capital expenditures and €1.1 million collected in connection with the completion of the sale transaction of a former Company’s subsidiary.

In the same period, €2.7 million of cash were provided by financing activities, mainly due to a €4.0 million long-term loan made available by the Italian government as part of the COVID-19 measures to support businesses, €4.9 million as a capital contribution by the Vietnamese partner who acquired a 20% stake in Natuzzi Singapore, partially offset by lease and long-term borrowings repayments.

As a result, as of March 31, 2022, cash and cash equivalents was €51.2 million, compared to €53.5 million as of December 31, 2021.

As of March 31, 2022, we had a net financial position before lease liabilities (cash and cash equivalents minus long-term borrowings minus bank overdraft and short-term borrowings minus current portion of long-term borrowings) of (€4.1) million compared to (€0.1) million as of December 31, 2021.

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the first quarter of 2022 and 2021 on the basis of IFRS-IAS (expressed in millions Euro, except per ordinary share)

	Fourth Quarter ended on		Change	Percentage of revenue
	31-Mar-22	31-Mar-21%		31-Mar-22	31-Mar-21
Revenue	118.5	101.5	16.8%	100.0%	100.0%
Cost of Sales	(77.9)	(64.7)	20.4%	-65.7%	-63.8%
Gross profit	40.6	36.8	10.4%	34.3%	36.2%
Other income	1.0	1.3		0.9%	1.3%
Selling expenses	(31.5)	(27.8)	13.6%	-26.6%	-27.4%
Administrative expenses	(8.3)	(7.0)	17.5%	-7.0%	-6.9%
Impairment on trade receivables	(0.3)	─		-0.3%	0.0%
Other expenses	(0.1)	(0.0)		-0.1%	0.0%
Operating profit/(loss)	1.5	3.3		1.2%	3.2%
Finance income	0.0	0.0		0.0%	0.0%
Finance costs	(1.8)	(1.6)		-1.5%	-1.6%
Net exchange rate gains/(losses)	1.1	(0.8)		0.9%	-0.8%
Gain from disposal and loss of control of a subsidiary	─	4.8		0.0%	4.7%
Net finance income/(costs)	(0.7)	2.4		-0.6%	2.4%
Share of profit/(loss) of equity-method investees	1.0	1.1		0.8%	1.0%
Profit/(Loss) before tax	1.8	6.7		1.5%	6.6%
Income tax expense	(0.5)	(0.8)		-0.4%	-0.8%
Profit/(Loss) for the period	1.3	5.9		1.1%	5.9%
Profit/(Loss) attributable to:
Owners of the Company	1.0	6.1
Non-controlling interests	0.3	(0.2)

Profit/(loss) per Ordinary Share	0.02	0.11

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed)
on the basis of IFRS-IAS
(Expressed in millions of Euro)

	31-Mar-22	31-Dec-21

ASSETS
Non-current assets	188.4	189.6
Current assets	212.0	200.4
TOTAL ASSETS	400.4	390.0

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	87.9	82.3
Non-controlling interests	3.6	1.5
Non-current liabilities	106.5	107.5
Current liabilities	202.4	198.7
TOTAL EQUITY AND LIABILITIES	400.4	390.0
Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	31-Mar-22	31-Dec-21

Net cash provided by (used in) operating activities	(3.1)	0.5
Net cash provided by (used in) investing activities	(2.2)	7.0
Net cash provided by (used in) financing activities	2.7	(2.0)
Increase (decrease) in cash and cash equivalents	(2.6)	5.5
Cash and cash equivalents, beginning of the year	52.2	46.1
Effect of movements in exchange rates on cash held	0.5	0.6
Cash and cash equivalents, end of the period	50.1	52.2

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	31-Mar-22	31-Dec-21
Cash and cash equivalents in the statement of financial position	51.2	53.5
Bank overdrafts repayable on demand	(1.1)	(1.2)
Cash and cash equivalents in the statement of cash flows	50.1	52.2

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements including, but not limited to, potential risks and uncertainties described at page 3 of this document relating to the supply-chain, the cost and availability of raw material, production and shipping and the modernization of our Italian manufacturing and those relating to the duration, severity and geographic spread of the COVID-19 pandemic, actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to mitigate its impact, the potential negative impact of COVID-19 on the global economy, consumer demand and our supply chain, and the impact of COVID-19 on the Company's financial condition, business operations and liquidity, as well as the geopolitical tensions and market uncertainties resulting from the Russian invasion of Ukraine and current conflict. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

Additional Information
This news release is just one part of the Company’s financial disclosures and should be read in conjunction with other information filed with the U.S. Securities and Exchange Commission, available at https://natuzzigroup.com/en-EN/ir/investors.html under the “SEC Filings” section.

About Natuzzi S.p.A.
Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 679 mono-brand stores and 551 galleries as of March 31, 2022, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

www.natuzzi.com

Contacts

Natuzzi Investor Relations
James Carbonara | +1 (646)-755-7412 | james@haydenir.com
Piero Direnzo | +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Giacomo Ventolone (Press Office) | +39.335.7276939 | gventolone@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	MAY 27, 2022	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi